 **Central Vermont Public Service Corporation**

ROBERT H. YOUNG
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

March 25, 2005

Dear Stockholders:

You are invited to attend the Annual Meeting of Stockholders of Central Vermont Public Service Corporation at 10:00 a.m. on Tuesday, May 3, 2005 at the Paramount Theatre, 30-36 Center Street, Rutland, Vermont. Stockholders will be admitted beginning at 9:00 a.m. After the meeting, refreshments will be provided at the Company's Service Center building located a short distance from the Paramount Theatre on Route 7 North. You will find directions to both the meeting and the 75th anniversary celebration on the back cover of the accompanying Proxy Statement.

We encourage you to vote your shares using one of the following methods: (1) vote through the Internet at the Web site shown on the proxy card; (2) vote by telephone using the toll-free telephone number shown on the proxy card; or (3) mark, date, sign, and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

We are pleased to offer a live audio web cast of our Annual Meeting. If you choose to listen to the audio web cast, you may do so at the time of meeting through a live link at http://www.cvps.com. Information on the audio web cast, other than the Proxy Statement and form of proxy, is not part of the proxy solicitation materials.

If your shares are held in the name of a bank, broker or other nominee and you plan to attend the Annual Meeting, please bring proof of share ownership. No matter how many shares you own, your vote is important. Please vote promptly, regardless of whether you expect to attend the meeting, to ensure your vote is represented at the Annual Meeting.

Thank you for your support of Central Vermont.

Sincerely,

ROBERT H. YOUNG
President and
Chief Executive Officer

TABLE OF CONTENTS

Notice of Meeting

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
77 Grove Street
Rutland, Vermont 05701

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE:	Tuesday, May 3, 2005
TIME:	10:00 a.m., local time
PLACE:	Paramount Theatre 30-36 Center Street Rutland, VT 05701

ITEMS OF BUSINESS:

1. To elect four directors for a term of three years;
2. To ratify the appointment of Deloitte & Touche LLP as independent registered public accountants to audit Central Vermont Public Service Corporation's ("Central Vermont" or the "Company") financial statements for the fiscal year ending December 31, 2005; and
3. To act upon any matters incidental to or in furtherance of the foregoing and upon any matters which may properly come before the meeting or at any adjournments thereof.

RECORD DATE: Holders of Central Vermont's Common Stock of record at the close of business on February 24, 2005 are entitled to vote at the meeting and any adjournment thereof.

ANNUAL REPORT: Central Vermont's 2004 Annual Report, which is NOT a part of the proxy soliciting materials, accompanies the proxy statement.

PROXY VOTING: It is important that your shares be represented and voted at the meeting. You may vote your shares by completing and returning the proxy card sent to you. Most owners may also vote their shares over the Internet or by telephone. You may revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

By Order of the Board of Directors,

Dale Rocheleau

Dale A. Rocheleau
Senior Vice President for Legal and
Public Affairs, and Corporate Secretary

Rutland, Vermont
March 25, 2005

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
77 Grove Street
Rutland, Vermont 05701

March 25, 2005

PROXY STATEMENT

The Board of Directors of Central Vermont Public Service Corporation ("Central Vermont" which may be referred to as we, us, our, or the "Company") is soliciting your proxy for the Annual Meeting of Stockholders to be held at the Paramount Theatre, 30-36 Center Street, Rutland, Vermont at 10:00 a.m. on Tuesday, May 3, 2005, and at any adjournments thereof (the "Annual Meeting").

Proxies in the accompanying form, unless previously revoked, will be voted as directed by the stockholders giving such proxy. If no direction is given, proxies will be voted FOR the election, as Directors, of the four nominees listed on the proxy, FOR the ratification of independent registered public accountants, and at the discretion of the Proxyholder(s) upon any matters incidental to or in furtherance of the foregoing and upon any matters which may properly come before the Annual Meeting or at any adjournments thereof.

Cost of Proxy Solicitation

We will bear the cost of solicitation. Officers or other employees or representatives of the Company may solicit proxies on behalf of the Company in person, by telephone, by facsimile, or other electronic means. These individuals will receive no additional compensation for these solicitation services. In addition, we have engaged Morrow & Co. to assist in the solicitation of proxies. The estimated fee for such services is $5,500 plus reimbursement of reasonable out-of-pocket expenses.

In accordance with regulations of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), we will reimburse banks, brokers and other similar agents or fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Common Stock as of the record date.

A copy of the Annual Report of Central Vermont containing its audited financial statements for year 2004 accompanies this Proxy Statement. The Annual Report is not part of this Proxy Statement.

This Proxy Statement and form of Proxy were first sent to stockholders on or about the date of this Notice.

VOTING PROCEDURES

Methods of Voting

All stockholders of record may vote by mail, telephone, or via the Internet. Stockholders who hold their shares through a bank or broker can vote by telephone or via the Internet if the bank or broker offers these options. Please see your proxy card for specific voting instructions.

Employee Savings and Investment Plan Participants

If you are a participant in the Central Vermont Public Service Corporation Employee Savings and Investment Plan ("401(k) Plan"), a proxy card has been provided to allow you to direct the trustee of the 401(k) Plan as to how to vote any shares attributable to your individual account under the 401(k) Plan. The trustee will vote shares as directed by participants in the 401(k) Plan.

Revoking a Proxy

Any proxy may be revoked by written notice, by voting again by telephone or over the Internet, or by a duly executed proxy bearing a later date delivered to the Corporate Secretary at any time before it is exercised, or by attending the Annual Meeting and voting in person. The execution of a proxy will not affect a stockholder's right to attend the Annual Meeting and vote in person, and attendance at the Annual Meeting will not, by itself, revoke a Proxy.

Vote Required

In accordance with SEC rules, boxes and a blank space are provided on the proxy card for stockholders to designate whether they wish to vote "FOR" or to "WITHHOLD AUTHORITY" to vote for one or more of the nominees for Director. In order for action to be taken on a matter, a quorum must exist as to that matter, which is defined for this purpose as a majority of the votes entitled to be cast in person or by proxy on the matter. A plurality of the votes cast by the shares entitled to vote in the election is required for the election of Directors. Neither broker non-votes nor votes to "withhold authority" are counted for purposes of the election of Directors. However, they are counted in determining whether a quorum exists.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes are counted in determining whether a quorum has been reached on a particular matter. If a quorum exists, then with respect to any action to be taken on a matter, other than the election of Directors, that matter would be approved if the votes cast favoring the action exceed the votes cast opposing the action. In this respect, neither broker non-votes nor abstentions on such proposals will affect the determination of whether such proposals will be approved.

Stockholders Entitled to Vote

The Board of Directors has fixed February 24, 2005, as the record date for determination of stockholders entitled to notice of and to vote at the meeting, consisting of 12,229,409 shares of Common Stock, $6 Par Value, issued and outstanding. Each share of Common Stock is entitled to one vote.

OTHER MATTERS

The only business to be presented to the meeting, by any persons, of which the Company is aware is that which is specified in said Notice of Meeting, and any action in connection with or for the purpose of effecting the same. If any other matters properly and legally come before the meeting, the persons named as Proxies will vote upon them in accordance with their best judgment. The Proxies have no knowledge of any such other matters which may be so presented for action at the meeting.

Electronic Access of Documents

This document is available on our web site at http://www.cvps.com/shareholder.shtml. The Company's web site at http://www.cvps.com/ethics.shtml contains the following documents: Charters of the Audit, Compensation, and Corporate Governance Committees; Corporate Governance Guidelines; Director Selection Search Protocol; and, Corporate Ethics and Conflict of Interest Policy which includes an anonymous complaint process relating to accounting, internal accounting controls, or auditing matters.

We will provide any stockholder with a copy of the referenced documents without charge, upon written request to the Assistant Corporate Secretary at our principal executive offices.

Multiple Stockholders Sharing an Address

As permitted by the SEC's proxy rules, the Company will "household" the Company's proxy statements and Annual Reports by delivering only one Annual Report or proxy statement to multiple stockholders sharing the address unless the Company has received contrary instruction from one or more of the stockholders or unless otherwise required by state law. The Company will, upon written or oral request, deliver a separate copy of the Annual Report or proxy statement to a stockholder at a shared address to which a single copy of the documents has been delivered. To request, in the future, a separate copy of the Annual Report and proxy statement, or to request a single copy of the Annual Report and proxy statement (if you are a stockholder sharing an address but currently receiving multiple copies), you should notify the Company's Transfer Agent at the following address and telephone number:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
1-800-937-5449

2006 ANNUAL MEETING—STOCKHOLDER COMMUNICATIONS/PROPOSALS

The Corporate Secretary must receive stockholder proposals no later than November 25, 2005 to be considered for inclusion in Central Vermont's 2006 proxy materials. Additionally, the Company's advance notice By-law provisions require that any stockholder proposal to be presented from the floor of the 2006 Annual Meeting must be received by the Corporate Secretary, at the Company's principal executive offices, no later than January 24, 2006 and not before December 25, 2005. Also, such proposal must be, under law, an appropriate subject for stockholder action in order to be brought before the meeting.

Stockholders who are not presenting a proposal for inclusion in the proxy statement, but who wish to communicate directly with non-management Directors, may direct written communications to Central Vermont Public Service Corporation, Attn. Board of Directors Stockholder Communications, c/o Corporate Secretary's Department, 77 Grove Street, Rutland, Vermont 05701. Stockholders may also e-mail the Board of Directors at the Corporate Secretary's e-mail address and describe the subject as follows: corpscty@cvps.com, Subject: Stockholder Communications.

CORPORATE GOVERNANCE MATTERS

Central Vermont is governed by the Board of Directors which is committed to sound corporate governance practices. The Board regularly reviews corporate governance developments and modifies the charters, guidelines, and practices as warranted. Some of our corporate governance initiatives include the following actions:

➤ the Audit, Compensation, and Corporate Governance Committees have each reviewed their respective Charters;

➤ the Board and each of the committees have met in regularly scheduled non-management executive sessions;

➤ the Audit Committee has met in private sessions with our internal and outside auditors at each regularly scheduled meeting;

➤ the Board's Corporate Governance Guidelines and Director Selection Search Protocol have been reviewed and updated;

➤ the Company reviewed its Corporate Ethics and Conflict of Interest Policy which includes an Anonymous Complaint Reporting System;

➤ the Board adopted a Shareholder/Director Communication Policy and Process during 2004;

➤ the Board has reviewed its director independence criteria and determined that all of the Company's directors are independent with the exception of Mr. Young;

3

➢ the Board members have taken part in annual board and committee assessments; and

➢ the Company has a corporate web site which discloses all of the documents noted above.

Our Board of Directors and its standing committees will continually review our corporate governance practices and update them, as appropriate.

Board and Committee Meetings

During 2004, the Board of Directors held seven regular meetings which included regularly scheduled executive sessions without management participation. The Board selected the Chair, Frederic H. Bertrand, to preside at each of the non-management executive sessions. Each Director attended at least 86% of the aggregate of all meetings of the Board and committees of which he or she was a member. In accordance with our Corporate Governance Guidelines, each director is expected to attend the Annual Meeting. All of our directors attended the 2004 Annual Meeting.

Central Vermont has standing Executive, Audit, Compensation, and Corporate Governance Committees. Members of these Committees are appointed by the Board of Directors.

The members of the Board of Directors on the date of this proxy statement, and the committees of the Board on which they serve, are identified below.

	Audit Committee	Compensation Committee	Corporate Governance Committee	Executive Committee
Outside Directors				
Independent				
Frederic H. Bertrand, Chair [(1)]			X	Chair **
Robert L. Barnett		X	X	
Rhonda L. Brooks		X		
Janice B. Case	X			
Robert G. Clarke	Chair *			
Timothy S. Cobb		Chair		
Bruce M. Lisman		X		
George MacKenzie, Jr.	X *		X	
Mary Alice McKenzie		X	Chair	X
Janice L. Scites	X			
Inside Director				
Robert H. Young				X **

(1) Mr. Bertrand attends either the Audit or Compensation Committee as Chair of the Board, although not a designated member of either committee.

* Audit Committee Financial Expert

** Membership required by the By-laws.

The Executive Committee has substantially all the powers of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board. The Chair of the Executive Committee reports to the Board of Directors after each Committee meeting. During 2004, the Executive Committee held four meetings.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities for financial matters and reviews and reports to the Board of Directors after each Committee meeting on the findings and recommendations of the Company's independent registered public accountants, the Company's internal audit procedures, examinations by regulatory authorities, and matters having a material effect on Central Vermont's financial operations. The Committee has ultimate authority and responsibility to appoint, retain, compensate, and evaluate, and where appropriate, replace the independent registered public accountants. The Committee also reviews updates on emerging accounting and auditing issues provided by the independent registered public accountants and management to assess their potential impact on the Company. The Committee has a written charter which can be found on our Web site at http://www.cvps.com/ethics.shtml. During 2004, the Audit Committee held six meetings. The Board has determined that all of the Committee members are independent as required by the NYSE rules and are able to read and understand financial statements, and at least two members qualify as "Audit Committee Financial Experts" as defined by the SEC rules. None of its members serve on more than three audit committees of publicly traded companies. Mr. Tate was a member of the Audit Committee until his resignation in July 2004.

The Chair of the Compensation Committee reports to the Board of Directors after each Committee meeting. The Compensation Committee is responsible for reviewing and making decisions or recommendations to the Board of Directors concerning the compensation of executive officers of Central Vermont and certain of its subsidiaries as specified in its Charter. Members of the Compensation Committee are also responsible for the administration of the long-term incentive and benefit plans for non-employee directors and key employees including retirement and other benefit plans. The Committee also reviews the performance of the Company's Chief Executive Officer and fixes his compensation. The Committee also reviews the compensation practices and methodologies for setting executive compensation. The Committee has a written charter which can be found on our Web site at http://www.cvps.com/ethics.shtml. During 2004, the Compensation Committee held six meetings.

The Chair of the Corporate Governance Committee reports to the Board of Directors after each Committee meeting. The Corporate Governance Committee reviews potential candidates and recommends nominees for directors to the Board of Directors for approval. The Corporate Governance Committee will consider recommendations by the stockholders for nomination as Directors in accordance with the Corporate Governance Guidelines and the Director Selection Search Protocol. The Committee uses the same process for all candidates regardless of the source of the nomination. Copies of the Corporate Governance Guidelines, which include the Shareholder/Director Communication Policy and Process as well as the Director Selection Search Protocol, can be found on our Web site at http://www.cvps.com/ethics.shtml. The Committee also periodically reviews and advises the Board regarding the adoption of Central Vermont's policies and programs related to Corporate Governance issues. The Committee also administers the Board of Directors' and the Corporate Governance Committee's self-assessment and shares the results with the full Board for discussion and delineation. The Committee has a written charter which can be found on our Web site at http://www.cvps.com/ethics.shtml. During 2004, the Corporate Governance Committee held seven meetings.

We will provide any stockholder a copy of the Audit, Compensation, and Corporate Governance Committee Charters without charge, upon written request to the Assistant Corporate Secretary at our principal executive offices.

Board Independence

In accordance with our By-laws, the Board of Directors has set the number of Directors at eleven. Ten of our eleven Directors are non-employee Directors. We believe that all of our Directors, except for Mr. Young, are "independent" directors, with independence being defined consistent with the NYSE rules regarding director independence. The Board of Directors have designated the Chair of the Board, who is a non-employee director, to serve as the lead director in the non-management executive sessions.

In affirmatively determining whether a director is "independent," the Board relied, in part, upon the NYSE rules, which generally provide that (a) a director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father-and mother-in-law, son-and daughter-in-law, brother-and sister-in-law and anyone, other than a domestic employee, sharing the director's home) is an executive officer of Central Vermont, would not be independent for a period of three years after termination of such relationship; (b) a director who receives, or whose immediate family member receives as an executive officer of the Company, more than $100,000 per year in direct compensation from the Company, except for certain permitted payments, would not be independent for a period of three years after ceasing to receive such amount; (c) a director is not independent if (1) the director is a current partner of, or has an immediate family member who is a current partner of the Company's internal or external auditor, (2) the director is a current employee of the Company's internal or external auditor, (3) the director has an immediate family member who is a current employee of the Company's internal or external auditor and such family member participates in the firm's audit, assurance or tax compliance practice or, (4) the director or an immediate family member was within the preceding three years a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time; (d) a director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on the other company's compensation committee would not be independent for a period of three years after the end of such relationship; and, (e) a director who is an executive officer or employee, or whose immediate family member is an executive officer of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, would not be independent until a period of three years after falling below such threshold. In addition to these standards, the Board of Directors has adopted a general standard that no director will be considered independent who has any other material relationship with the Company that could interfere with the director's ability to exercise independent judgment. The Board of Directors exercises appropriate discretion in identifying and evaluating the materiality of any relationships directors may have with the Company.

When assessing the "materiality" of a director's relationship with the Company, the Board considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation, and the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable transactions.

The Board of Directors, in applying the above-referenced standards, has affirmatively determined that all of our current directors listed below in the table, except for Mr. Young, have no material relationship with Central Vermont and are independent within the meaning of the NYSE standards currently in effect.

Director Orientation and Continuing Education

All new directors are given an orientation program, including briefing sessions from members of senior management on Central Vermont's accounting policies, financial reporting, industry practices and key regulatory issues. We also provide additional formal and informal continuing education opportunities to directors that include corporate governance issues, utility accounting, strategy reviews, visits to company facilities, and business briefings.

Stockholder Communication to the Board

Central Vermont has formalized the process for stockholders or others to communicate their concerns to the Board of Directors. Stockholders may write to the Board in care of the Company's Corporate Secretary's Department at our office address, Attn. Board of Directors—Shareholder Communications, or e-mail the Board at the Corporate Secretary's e-mail address, corpscty@cvps.com with the subject description "Shareholder Communications." Please visit Central Vermont's Web site at: http://www.cvps.com/ethics.shtml for additional information.

If the concern relates to our financial statements, accounting practices or internal controls, the Company's "whistleblower" policy prohibits Central Vermont or any of its employees from retaliating or taking any adverse action against anyone for raising a concern. If a stockholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be reported by telephone at 1-888-883-1499.

Directors' Compensation

Non-employee directors were compensated during the fiscal year ended 2004 as follows:

Annual retainer as Chair of the Board of Directors	$30,000
Annual retainer as a director (50% cash—50% Common Stock)	$20,000
Annual retainer as Chair of the Executive Committee	$ 3,000
Annual retainer as member of Executive Committee	$ 500
Annual retainer as Chair of all other standing Committees	$ 3,000
Fee for each meeting of the Board of Directors and of each Committee attended	$ 1,000
Fee for Chair and member of each standing committee for each telephone meeting attended	$ 500
Reasonable expenses	—
Stock Option Shares	2,500

As President and Chief Executive Officer, Mr. Young receives no compensation for serving on the Board or any of its Committees.

In December 2004, upon recommendation of the Compensation Committee following its review of market data and other considerations, the Board approved an increase in director compensation. Effective January 1, 2005, the Chair of the Board will be paid a retainer of $35,000 per annum, directors will be paid a retainer of $40,000 per annum (directors will continue to receive 50% of this retainer in Common Stock), the Audit Committee Chair will be paid $7,000 per annum, the Compensation Committee Chair will be paid $5,000 per annum, the Committee Chairs of all other standing committees will be paid $3,000 per annum. Each Board member will be paid a $1,000 fee for each meeting attended in person and $500 for each meeting attended by telephone and 2,500 shares of stock options will continue to be granted to each director on the first business day after the Annual Meeting.

Under the 1997 Restricted Stock Plan for Non-employee Directors and Key Employees (the "Restricted Plan"), the non-employee directors received 50% of their annual $20,000 retainer in Common Stock (instead of cash). Accordingly, under the Restricted Plan, Common Stock with a value equal to $10,000 [247 shares and later 227 shares based on a price per share of $20.195 and $21.94 respectively] was awarded in 2004 to each of the following directors: Robert L. Barnett, Frederic H. Bertrand, Rhonda L. Brooks, Janice B. Case, Robert G. Clarke, Timothy S. Cobb, George MacKenzie, Jr., Mary Alice McKenzie, Janice L. Scites and [227 shares of Common Stock based on a price per share of $21.94 were awarded to] Bruce M. Lisman.

Under the Corporate Governance Guidelines that were in effect during 2004, each director was required to own at least 2,000 shares of Central Vermont's Common Stock within two (2) years of election. Each of our current directors with the exception of Mr. Lisman, who was elected in May 2004, and Mr. MacKenzie met the requirement. In December 2004, the Corporate Governance Guidelines were revised to require the directors to own at least 4,000 shares of Central Vermont's Common Stock within two (2) years. Directors will have two (2) years beginning December 2004 to meet the new ownership requirement.

Stock Option Plan for Non-employee Directors

Under the 2002 Long-Term Incentive Plan (the "2002 Plan"), the non-employee directors received stock options for 2,500 shares on the first business day after the 2004 Annual Meeting of Stockholders. Optioned shares are reflected in the individual stockholdings of the Directors set forth under "Stock Ownership—Directors and Executive Officers". The exercise price of the options issued to participant directors in 2004 was $20.245 per share, which represents the Fair Market Value of the Common Stock on the date of grant. For purposes of the 2002 Plan, the Fair Market Value of stock is defined as the average of the high and low trading prices reported on the NYSE composite tape on the date specified, or if no sale takes place on such date, the average of the bid and asked prices on such date. Stock options granted in 2004 under the 2002 Plan are exercisable during the period beginning six months after the date of grant and ending five years thereafter. However, in the event that the options expire during a limited trading period declared by the Corporate Secretary, the exercise period shall be extended for thirty days following termination of the limited trading period. All stock options are exercisable at a fixed price equal to the Fair Market Value of the Common Stock on the date the option is granted. The total number of shares that may be issued under the 2002 Plan to Non-Employee Directors and Key Employees may not exceed 350,000 in the aggregate, subject to proportional adjustments, and such shares may be either authorized but unissued shares or shares previously issued and reacquired by the Company. The 2002 Plan is effective for ten years, terminating in 2012.

During 2004, stock options granted under the 1998 Stock Option Plan for Non-Employee Directors were exercised by certain directors. The following is a listing of the directors, number of shares, and the average net realized value (fair market value on the date of exercise less the exercise price).

Director	Number of Shares Exercised	Average Net Realized Value
Mr. Barnett	2,250	$11.5750
	2,250	11.8475
Mr. Bertrand	2,250	11.6450
	2,250	11.8475
Ms. Brooks	2,250	11.6100
	2,250	12.0125
Mr. Clarke	2,250	11.8475
Ms. McKenzie	2,250	11.5750
	2,250	11.8475

Other Benefits

Beginning January 2004, certain of the directors have elected to defer receipt of all or a portion of their fees pursuant to the Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation (the "Deferred Compensation Plan"), described under the caption entitled "Deferred and Long-Term Compensation" on page 24.

Individuals who were directors during 1985-1989 were eligible to participate in the Supplemental Insurance Deferred Compensation Plan 1985-1989 ("1985-1989 Plan") which is a deferred compensation target benefit plan. Mr. Bertrand is the only currently seated director who participated. It was anticipated that the entire beneficiary death benefit will offset any corporate cost associated with the 1985-1989 Plan. Under the terms of the 1985-1989 Plan, the Company purchased life insurance policies which were funded by the director's deferred compensation. The Company is the beneficiary of the policy. Directors participating in the 1985-1989 Plan had income imputed based on present value calculations for projected payments provided by the insurance carrier. These policies remain in force after the non-employee director's retirement from the Board of Directors.

Advisory Director

For the year ended December 31, 2004, Mr. Lisman was paid a $1,700 retainer plus $1,000 and expenses for each meeting attended pursuant to a Consulting Agreement entered into in consideration of his service on the Board as an advisory director through May 3, 2004. As advisory director he had no vote with respect to matters acted on by the Board nor was his presence counted for purposes of determining a quorum. Mr. Lisman was elected to the Board of Directors on May 4, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last fiscal year, Central Vermont or its subsidiaries did not engage in any transaction or series of similar transactions in which the amount involved exceeded $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, nor was any director or executive officer or any of their family members indebted to us or any of our subsidiaries in any amount in excess of $60,000 at any time.

ITEM 1—ELECTION OF DIRECTORS

Our Articles of Incorporation and By-laws provide for the division of the Board of Directors into three classes as nearly equal in number as possible, having staggered terms of office. In accordance with our By-laws, the Board of Directors has fixed at eleven (11) the number of Directors for the ensuing year.

Following the recommendation of the Corporate Governance Committee, our Board of Directors has nominated for election at this Annual Meeting to serve as directors for a three-year term the following nominees: Rhonda L. Brooks, Janice B. Case, George MacKenzie, Jr., and Robert H. Young. All of the nominees have previously been elected by Central Vermont's Stockholders.

Proxies will be voted (unless otherwise instructed) in favor of the election of the four nominees as indicated in the table below. Each of the nominees has consented to serve as a director if elected. If prior to the Annual Meeting any nominee should become unable to serve, the shares represented by properly signed and returned proxy cards or voted by telephone or Internet will be voted for such other person(s) as the present Board of Directors shall determine or the Board may determine to leave the vacancy temporarily unfilled.

Certain information, including age, principal occupation, public directorships, and business experience during the past five years, regarding the Directors and nominees for Director is set forth below. Unless otherwise indicated, the principal occupation of the Directors or nominees for Director has been the same for the past five years.

	Director Since
Nominees whose terms will expire in year 2008:	
Rhonda L. Brooks (52) President, R Brooks Advisors, Inc. (consulting firm) since 2002; President, Exterior Systems Business, Owens Corning ("Owens") (building materials and fiberglass composites) from June 2000 to July 2002; President, Roofing Systems Business, Owens from December 1997 to June 2000. In October 2000, Owens commenced Chapter 11 proceedings to confirm a plan of reorganization of that company. Ms. Brooks also serves as a Director of ArvinMeritor, Inc.	1996
Janice B. Case (52) Senior Vice President, Energy Solutions, Florida Power Corporation from June 1996 to December 2000. Mrs. Case also serves as a Director of AEGON/Transamerica Series Fund, Inc., a Trustee of Transamerica IDEX Mutual Fund, and as a Director of Transamerica Income Shares, Inc.	2002
George MacKenzie, Jr. (55) Executive Vice President and Chief Financial Officer ("CFO") of Glatfelter Company (global manufacturer of specialty papers and engineered products) from September 2001 to May 2002; Vice Chair of Hercules Incorporated ("Hercules") from November 2000 to June 2001; Executive Vice President and CFO, Hercules from April 2000 to November 2000; President, Chemical Specialties Segment, Hercules and CFO, Hercules, from 1999 to April 2000. Mr. MacKenzie also serves as a Director of C&D Technologies, Inc. and Safeguard Scientifics, Inc.	2001
Robert H. Young (57) President and Chief Executive Officer of the Company since 1995. Mr. Young serves as Chair, President, and Chief Executive Officer of Connecticut Valley Electric Company Inc., CVPS-East Barnet Hydroelectric, Inc., Catamount Resources Corporation, Custom Investment Corporation, and Eversant Corporation and Chair of Catamount Energy Corporation, Central Vermont subsidiaries. Mr. Young also serves as Chair of Vermont Yankee Nuclear Power Corporation and The Home Service Store, Inc. and as a Director of Vermont Electric Power Company, Inc. and Vermont Electric Transmission Company, Inc., Central Vermont affiliates. He also serves as a Director of The Chittenden Bank.	1995

Directors whose terms will expire in year 2006:

Robert L. Barnett (64) Retired Executive Vice President, Motorola, Inc. (communications equipment) from January 2003 to December 2004; Executive Vice President and President, Commercial, Government, and Industrial Solutions Sector (formerly Land Mobile Products Sector) Motorola from 1995 to December 2002. Mr. Barnett also serves as a Director of Johnson Controls, Inc. and USG Corporation. In June 2001, USG Corporation commenced Chapter 11 proceedings to confirm a plan of reorganization of that company. — 1996

Frederic H. Bertrand (68) Chair of the Board of the Company since October 1997; Chair of the Board and Chief Executive Officer, National Life Insurance Co. from 1987 to February 1997. Mr. Bertrand also serves as a Director of Vermont Electric Power Company, Inc. and The Home Service Store, Inc., Central Vermont affiliates. He also serves as Chair of The Chittenden Bank, Union Mutual Fire Insurance Co, and New England Guarantee Insurance Company, Inc. — 1984

Robert G. Clarke (54) Chancellor, Vermont State Colleges since June 2000; Interim Chancellor, Vermont State Colleges from November 1999 to June 2000; President, Vermont Technical College from 1984 to November 1999. Mr. Clarke also serves as Chair of Vermont Electric Power Company, Inc. and Vermont Electric Transmission Company, Central Vermont affiliates. He also serves as a Director of Banknorth, N.A. and Banknorth Group, Inc. — 1997

Mary Alice McKenzie (47) Vice President and General Counsel, Vermont State Colleges, since August 2001; Director and President, Fresh Connections from 1998 to 2000. Ms. McKenzie also serves as a Director of Vermont Electric Power Company, Inc., a Central Vermont affiliate. — 1992

Directors whose terms will expire in year 2007:

Timothy S. Cobb (63) Retired Chair, President, and Chief Executive Officer, Salient 3 Communications, Inc., (formerly Gilbert Associates, Inc.) from 1995 to 2000. — 2000

Bruce M. Lisman (57) Senior Managing Director, The Bear Stearns Companies Inc., since 1987. Mr. Lisman also serves as a Director of Vermont Electric Power Company, Inc., a Central Vermont affiliate; National Life Group; Merchants Bancshares; and, Bear Stearns and Company, Inc. — 2004

Janice L. Scites (54) President, Scites Associates, Inc. (a technology and business consulting firm) since January 2001; Vice President, Internet Implementation Strategy, AT&T from November 1997 to December 2000. Ms. Scites also serves as a Director of The Home Service Store, Inc., a Central Vermont affiliate. — 1998

Vote Required

The election of a director requires the affirmative vote of a plurality (nominees receiving the greatest number of votes will be elected at a meeting at which a quorum is present) of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The Board of Directors recommends a vote FOR Item 1.

Resignation of Director

After three years of service on the Board of Directors and as a member of the Audit Committee, Herbert H. Tate resigned in July 2004 in order to devote more time to his responsibilities as Vice President of Regulatory Strategy at NiSource. A vacancy was created in the class of directors whose terms expire at the 2005 Annual Meeting and the Board of Directors chose not to fill the vacancy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Central Vermont's directors and executive officers to file reports of ownership and changes in ownership of our securities with the SEC and to furnish the Company with copies of all such reports. It also requires directors, officers, and persons who beneficially own more than ten percent (10%) of our stock to file initial reports of ownership and subsequent reports of changes in ownership with the SEC and the New York Stock Exchange.

Based solely on a review of the copies of such reports prepared and filed with the SEC during 2004 by the executive officers and directors, and on written representations that no other reports were required, the Company believes its directors and executive officers have complied with all Section 16(a) filing requirements except for Mr. Young who inadvertently failed to timely file a Form 4 reporting the disposition of 2,739 shares through his 401(k) account and Mr. Cobb who failed to timely file a Form 4 reporting the disposition of phantom stock units reflecting a change in his annual election under the Deferred Compensation Plan. Mr. Young's transaction occurred on February 19, 2004 and was filed with the SEC on March 1, 2004 and Mr. Cobb's transaction occurred on December 31, 2004 and was filed with the SEC on February 17, 2005. Central Vermont does not have a ten percent holder.

STOCK OWNERSHIP—DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of Common Stock beneficially owned by: (1) each director, (2) each nominee for director, (3) each of the named executive officers in the Summary Compensation Table, (4) all the directors, nominees for director, and executive officers as a group as of December 31, 2004.

Name	Total Number of Shares Beneficially Owned[1]	Number of Shares Owned[2]	Stock Options Granted	Percent of Class
Robert L. Barnett	22,347	12,947	9,400	[1]
Frederic H. Bertrand	18,501	9,101[3]	9,400	[1]
Rhonda L. Brooks	16,442	7,042	9,400	[1]
Janice B. Case	9,711	2,561	7,150	[1]
Robert G. Clarke	15,415	6,015[4]	9,400	[1]
Timothy S. Cobb	13,198	1,548	11,650	[1]
Jean H. Gibson	33,543	1,773[5]	31,770	[1]
Joseph M. Kraus	57,676	12,506	45,170	[1]
Bruce M. Lisman	3,727	1,227	2,500	[1]
George MacKenzie, Jr.	11,064	1,664	9,400	[1]
Mary Alice McKenzie	13,427	4,027[6]	9,400	[1]
James J. Moore, Jr.	19,700	6,000	13,700	[1]
Dale A. Rocheleau	14,613	1,003	13,610	[1]
Janice L. Scites	6,250	3,750	2,500	[1]
Robert H. Young	361,702	23,552[7]	338,150	3.0%
All directors, nominees, and executive officers (17)	689,320	101,820	587,500[8]	5.7%

No director, nominee for director, or executive officer owns any shares of the various classes of the Company's outstanding non-voting Preferred Stock.

(1) No director, nominee for director, or executive officer owns beneficially in excess of 1% of the outstanding Common Stock, except for Robert H. Young. Except as otherwise indicated in the footnotes to the table, each of the named individuals possesses sole voting and investment power over the shares listed.

(2) Includes 2,947 shares awarded as part of the Director's annual retainer under the Restricted Stock Plan for Non-employee Directors and Key Employees ("Restricted Plan"), for each of Messrs. Barnett, Bertrand, Ms. Brooks, Mr. Clarke, and Ms. McKenzie; 2,482 shares for Ms. Scites; 1,414 shares for Mr. MacKenzie;

1,061 shares for Mrs. Case; 548 shares for Mr. Cobb; and, 227 shares for Mr. Lisman. Shares vested on award date. Also includes 4,000 shares for Mr. Young and 892 shares for Mr. Rocheleau awarded under said Restricted Plan, awarded October 7, 2002 and November 17, 2003, respectively, each with a three-year cliff vest from date of award.

(3) Includes 9,101 shares held jointly with Mr. Bertrand's spouse over which he shares voting and investment power.

(4) Includes 3,068 shares held jointly with Mr. Clarke's spouse over which he shares voting and investment power.

(5) Includes 1,773 shares held jointly with Ms. Gibson's spouse over which she shares voting and investment power.

(6) Includes 150 shares held jointly with Ms. McKenzie's spouse over which she shares voting and investment power.

(7) Includes one share held by Mr. Young's son over which Mr. Young disclaims beneficial ownership and 931 shares held by his spouse over which she has sole voting and investment power.

(8) Does not include 9,150 outstanding option shares attributed to a retired director and which expire May 4, 2005.

All executive officers as a group have rights to acquire 507,300 shares.

Deferred Compensation Plan—Phantom Stock Units

Directors and executive officers also have interests in stock-based units under the Company's Deferred Compensation Plan. Individuals participating in this plan do not have voting power nor the right to acquire shares of stock. Since these units may not be voted, transferred, or acquired, they have not been represented in the Share Ownership—Director and Executive Officers table above. However, we have noted them here as they represent an economic interest of the directors and officers in Central Vermont stock. As of December 31, 2004, Mr. Cobb held 1,350 units and all executive officers as a group held 11,156 units of phantom stock.

Stock Ownership—Principal Holders

The only persons known by CVPS to be beneficial owners of more than 5% of Central Vermont's Common Stock are the following:

Name and Address of Beneficial Holder	Total Number of Shares Beneficially Owned	Percent of Shares Outstanding[a]
Barclays Global Investors, N.A. ("Barclays") .... and related companies 45 Fremont Street San Francisco, California 94105	797,705[b]	6.5%

(a) Based on 12,193,093 total shares outstanding on December 31, 2004.

(b) Holdings as of December 31, 2004 as reported in SEC Schedule 13G by Barclays. According to the report, Barclays holds 480,858 shares and has sole voting power over 399,808 shares and sole dispositive power over 480,858 shares. Barclays Global Fund Advisors holds 316,847 shares and has sole voting power over 314,051 shares and sole dispositive power over 316,847 shares.

EXECUTIVE COMPENSATION AND OTHER TRANSACTIONS

The following table shows all compensation paid or earned by the CEO and the four most highly compensated executive officers, including an executive officer of one of the Company's wholly-owned subsidiaries.

Summary Compensation Table

| | | Annual Compensation | | Long-Term Compensation | | | |
| | | | | Awards | | Payouts | |
Name and Principal Position[1]	Year	Salary ($)[2]	Bonus ($)[3]	Restricted Stock Awards ($)[4]	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)[5]	All Other Compen- sation ($)[6]
Robert H. Young	2004	376,984	265,700	0	59,520/0	362,950	11,909
President and CEO	2003	364,991	225,700	0	51,470/0	604,215	80,104
	2002	331,713	168,545	69,120	32,300/0	359,421	9,385
Jean H. Gibson	2004	209,885	93,300	0	13,610/0	69,976	9,087
Senior Vice President,	2003	207,846	74,700	0	11,760/0	0	0
CFO, and Treasurer	2002	138,461	160,000[a]	0	6,400/0	0	3,380
Joseph M. Kraus	2004	209,500	86,600	0	13,610/0	69,976	8,198
Senior Vice President Engineering	2003	185,308	68,000	0	11,760/0	133,027	21,459
And Operations	2002	172,083	65,522	0	6,200/0	90,939	18,816
James J. Moore, Jr.	2004	292,767	213,200[b]	0	0	169,379	9,691
Vice Chair and CEO	2003	285,391	114,726[b]	0	0	331,349	8,666
Catamount Energy Corporation[7]	2002	271,031	99,062[b]	0	13,700/0	0	2,060
Dale A. Rocheleau *	2004	200,000	85,700	0	13,610/0	0	1,452
Senior Vice President for Legal and	2003	63,077	40,000[c]	20,025	0	0	75
Public Affairs, and Corporate Secretary	2002	0	0	0	0	0	0

* Mr. Rocheleau was not a Central Vermont executive officer in 2002 and the greater part of 2003.

(1) The principal positions listed were held as of December 31, 2004.

(2) Includes for Mr. Young, director's retainers and fees paid by Vermont Electric Power Company, Inc. and compensation for services performed for Vermont Yankee Nuclear Power Corporation for which Central Vermont was reimbursed.

(3) Represents annual cash awards ("Incentive Awards") under the Company's Management Incentive Plan ("MIP") including amounts deferred into the Deferred Compensation Plan. The MIP is discussed in the "Report of the Compensation Committee on Executive Compensation." These incentives are paid by stockholders.

Incentive Awards are paid in the fiscal year following the fiscal year for which they are earned and listed, unless deferred at the election of the executive.

a) In 2002 Ms. Gibson earned an Incentive Award of $80,000 plus $20,000 pursuant to her employment agreement, and a hiring and relocation bonus of $60,000.

b) Catamount Energy Corporation Management Incentive Plan awards.

c) Includes for Mr. Rocheleau a hiring bonus in 2003 of $40,000.

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(4) Restricted Stock Awards.

Executive Officer	Date of Award	Shares	Term	Expires	Closing Stock Price on Date of Award
Mr. Young	10/7/02	4,000	Three-year cliff vest	10/7/05	$17.28
Mr. Rocheleau	11/17/03	892	Three-year cliff vest	11/17/06	22.45

Dividends at normal rates are paid on restricted stock.

(5) Long-Term Incentive Plan payouts including Central Vermont's Performance Share Awards and Catamount LTIP payouts for Mr. Moore.

Performance Share Awards

Cycle Period	Award Date	FMV on Award Date	Mr. Young	Ms. Gibson	Mr. Kraus	Mr. Moore	Mr. Rocheleau
2002-2004	1/10/05	$22.385	16,214	3,126	3,126	6,837	0
2001-2003	1/12/04	23.90	25,281	0	5,566	12,756	0
2000-2002	1/13/03	18.065	19,896	0	5,034	0	0

For cycle periods beginning 2000 and 2001 awards were made at the maximum payout or two times target and for cycle period beginning 2002 at 1.7 times target based on Company performance per the LTIP as described in the "Report of the Compensation Committee on Executive Compensation."

For Mr. Moore also includes Catamount Energy's long-term incentive payouts as follows:

Year-Ended	Award Payout	Value
2004	2005	$16,333
2003	2004	26,481
2002	2003	0

These amounts are earned under the terms of the Catamount Energy Corporation 2002 Project Incentive Compensation Plan based on the development and investment returns of the Sweetwater Wind 1 LLC project.

(6) Company matching contributions to the Employee Savings and Investment Plan (401(k)).

Year	Mr. Young	Ms. Gibson	Mr. Kraus	Mr. Moore	Mr. Rocheleau
2004	$8,082	$8,043	$7,546	$8,200	$462
2003	8,000	0	6,919	8,000	0
2002	7,955	0	6,567	1,630	0

The Company provides life insurance for Mr. Young at four times his salary and at three times salary for Ms. Gibson, Mr. Kraus, Mr. Moore, and Mr. Rocheleau. Mr. Young's insurance is provided through a split-dollar policy, Mr. Kraus through a combination of split-dollar and Company group term life insurance, and the remaining officers through Company group term life insurance. All officers are taxed for the premiums paid by the Company for insurance above $50,000.

Under the split-dollar policies, the Company would receive the excess above the life insurance payment to the beneficiary. The Company's taxable amount of benefit for 2004 is for Mr. Young, $1,872; Ms. Gibson, $1,044; Mr. Kraus, $649; Mr. Moore, $1,491; and, Mr. Rocheleau, $990.

Mr. Young has the use of a Company vehicle which was valued at $1,955 in 2004.

(7) Catamount Energy Corporation is a subsidiary of Catamount Resources Corporation, a subsidiary of Central Vermont.

STOCK OPTIONS

The following table sets forth stock options granted to Central Vermont's most highly compensated executive officers during 2004 under our 1997 Stock Option Plan for Key Employees, 2000 Stock Option Plan for Key Employees, and 2002 Long-Term Incentive Plan. Under SEC regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. The Company has chosen a binomial model approved by the SEC. However, the ultimate value will depend on the market value of Common Stock at a future date, which may or may not correspond to the projections below.

Option/SAR Grants in Last Fiscal Year

	Option/SAR Grants in Last Fiscal Year				
Name	Number of Securities Underlying Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees In Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)[2]
Robert H. Young	59,520/0	50.0%	$20.15	5/4/2014	$201,907
Jean H. Gibson	13,610/0	11.4	20.15	5/4/2014	46,169
Joseph M. Kraus	13,610/0	11.4	20.15	5/4/2014	46,169
James J. Moore, Jr.	0/0	0	—	—	—
Dale A. Rocheleau	13,610/0	11.4	20.15	5/4/2014	46,169

(1) A total of 119,050 shares were awarded to all plan participants in 2004 under the 1997 Stock Option Plan for Key Employees, 2000 Stock Option Plan for Key Employees, and 2002 Long-Term Incentive Plan. Stock options are exercisable in whole or in part from the date of the grant for a period of ten years and one day.

(2) Based on a binomial model as certified by an independent consultant, the assumptions used are as follows: Volatility—16.64% based on monthly stock prices for the period of April 30, 2001 to April 30, 2004; Risk-free rate of return—4.90%; Dividend Yield—4.40% over the period of April 30, 2003 to April 30, 2004; and, a ten-year exercise term.

Year-End Option Table

The following table sets forth stock options exercised by the CEO and the other named executive officers during 2004, and the number and value of all unexercised options at year-end. The value of "in-the-money" options refers to options having an exercise price which is less than the market price of the Common Stock on December 31, 2004.

Aggregated Option/SAR Exercises in Last Fiscal Year (FY)
and Fiscal Year-End Option/SAR Values

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired On Exercise(#)	Value Realized ($)[1]	Number of Securities Underlying Unexercised Options At FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options At FY-End ($) Exercisable/ Unexercisable[1]
Robert H. Young	6,000	$ 22,635	338,150/0	2,733,357/0
Jean H. Gibson	0	0	31,770/0	131,036/0
Joseph M. Kraus	13,000	122,297	45,170/0	285,737/0
James J. Moore, Jr.	0	0	13,700/0	60,691/0
Dale A. Rocheleau	0	0	13,610/0	45,662/0

(1) The dollar values in these columns are calculated by determining the difference between the fair market value of the securities underlying the options and the exercise or base price of the options at exercise or fiscal year end, respectively.

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No SARs are granted under the 1997 Stock Option Plan for Key Employees or the 2000 Stock Option Plan for Key Employees nor have SARs been granted under the 2002 LTIP.

Long-Term Incentive Plans—Awards in Fiscal Year 2004

Name	Number Of Units (#)(1)	Performance Or Other Period Until Maturation Or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Robert H. Young	8,100	12/31/2006	0	1x	1.5x
Jean H. Gibson	1,900	12/31/2006	0	1x	1.5x
Joseph M. Kraus	1,900	12/31/2006	0	1x	1.5x
James J. Moore, Jr.	0	—	—	—	—
Dale A. Rocheleau	1,900	12/31/2006	0	1x	1.5x

(1) The units listed are based upon satisfying the Total Shareholder Return criteria as described in the LTIP in the Report of the Compensation Committee on Executive Compensation. The contingent grant of the units listed in this table are based upon satisfying pre-established performance targets. The actual number of shares may range from zero to 150% of the number of units granted, plus dividend reinvestment. Threshold performance warrants no payout. A valuation of the targeted value of the performance share awards made for the Performance Cycle 2004—2006 could be calculated by multiplying the closing market price at year end of $23.26 by the number of contingent performance units as reported above plus dividends earned in the period. The participants are deemed to have earned and are entitled to receive a pro rata portion of the stock units that are potentially earnable relating to the performance cycle in effect as of the Change In Control of Central Vermont as defined under the stock award plan.

FIVE-YEAR STOCKHOLDER RETURN COMPARISON

The SEC requires that Central Vermont ("CVPS") include in its proxy statement a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with the S&P 500 Stock Index and either a published industry or line-of-business index or an index of peer companies selected by us. The Board of Directors has selected for its peer group index a stock index compiled by the Edison Electric Institute ("EEI Index"), because it is the most comprehensive and representative index inasmuch as it includes stock performance data for investor-owned electric utility companies. During the five year period shown (1999—2004), Central Vermont outperformed both the EEI Index and the S&P 500 Stock Index.

(continued on next page)

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
CENTRAL VERMONT, EEI INDEX, S&P 500



	1999	2000	2001	2002	2003	2004
CVPS	100	124.22	179.85	206.85	278.11	287.37
EEI Index	100	147.97	134.96	115.08	142.10	174.56
S&P 500	100	90.90	80.10	62.39	80.29	89.02

Assumes $100 Invested on December 31, 1999

*Total Return Assumes Quarterly Reinvestment of Dividends

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2004 only independent directors served on the Compensation Committee. The Compensation Committee members are Messrs. Cobb, Barnett, Ms. Brooks, Mr. Lisman, and Ms. McKenzie. None of the Compensation Committee members are involved in a relationship requiring disclosure as an interlocking executive officer/ director under Item 404 of Regulation S-K or as a former officer or employee. Mr. Young, who serves as President and Chief Executive Officer, is not a member of the Compensation Committee and cannot vote on matters decided by that Committee. Mr. Young has participated in the discussions and decisions regarding salaries and incentive compensation for executive officers of the Company. However, Mr. Young has been excluded from discussions regarding his own salary and incentive compensation.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Compensation Philosophy

The philosophy of the Compensation Committee (the "Committee"), with regard to executive compensation, is to maintain a total compensation pay package which, by virtue of its design and target levels, enables us to enhance stockholder value, to recruit the best talent for our jobs, to retain high performing employees by strongly rewarding exceptional performance, to encourage employees to develop their skills and abilities, and to encourage and support performance and decisions that strengthen Central Vermont financially and strategically, including enhancing customer service. The Committee also monitors the relationship between pay levels and corporate performance. Executive officer total compensation, including the compensation of the Chief Executive

Officer ("CEO"), is comprised of a base salary, an annual Management Incentive Plan ("MIP"), and a Long-Term Incentive Program ("LTIP"), as described below. The value of the LTIP is based on the value we deliver to our stockholders and customers over time. Awards under the MIP are based on Company, team and individual annual performance as described below. The base salary range is set based on benchmarking to other companies of our size and, within a range, a specific officer's salary is set based on qualifications, experience, and proven performance.

Executive Officers' Base Annual Salary

It is the policy of the Committee to recommend salaries for approval by the full Board for the CEO and other executive utility officers within a range that surrounds the 50th percentile of salaries of similar positions in energy companies, adjusted to reflect the size of the Company as determined by revenues. Executive officers in charge of unregulated subsidiaries are benchmarked to the 50th percentile of salaries for similar positions at similar companies.

Within this range, the salary is determined based on an evaluation of the individual's qualifications, experience, and proven performance. The CEO recommends to the Committee the base salary for other executive officers.

Chief Executive Officer's Base Annual Salary

The Committee recommends the base salary of the CEO for approval by the full Board. Mr. Young's current salary is based upon a broad range of performance factors such as his level of experience in his position, overall Company performance, and executive team performance and is compared to the 50th percentile of salaries for CEOs of energy companies the size of Central Vermont.

Management Incentive Plan

Our executive officers participate in the Company's annual MIP. The purpose of the MIP is to focus the efforts of the executive team on the achievement of challenging and demanding performance objectives. When performance reaches or exceeds the specified annual performance objectives, an incentive payment is earned. A well-directed MIP, in conjunction with competitive salaries, provides a level of cash compensation which fully rewards the skills and efforts of the executives.

Participants are designated annually by the Board of Directors. The level of potential payout for the MIP is based on benchmarking of the incentive levels for officers working for comparable energy companies. In 2004, the named executive officers in the Summary Compensation Table were eligible to participate in the MIP.

The MIP consists of three measurements: The Company Balanced Business Performance is weighted 80% for the CEO and 60% for other utility officers; Business Unit/Team Balanced Business Performance is weighted 20% for utility officers; and Individual Performance at the discretion of the Board is weighted 20% for the CEO and utility officers. For Catamount officers, including Mr. Moore, consolidated EPS has a 10% weight, Business Unit/Team Balanced Business Performance an 80% weight, and Individual Performance a 10% weight. The MIP performance measures are described below.

Company Balanced Business Performance. Includes a balanced set of financial, customer, process improvement, and employee measures of corporate performance.

Business Unit/Team Balanced Business Performance. Measures the performance of the officer's business unit or team. Includes financial, customer, process improvement, and employee performance measures of team performance.

Individual Performance. Based on advice and recommendation from the CEO for officers reporting to him, the Compensation Committee and Board evaluates individual officer performance compared to performance objectives set early in the year, and also evaluates the performance of the CEO versus his performance objectives. This item is at the full discretion of the Board.

The target level of incentive award from the MIP is 50% of base salary for Central Vermont's CEO; 30% for the Senior Vice Presidents; 25% for Vice Presidents; and 20% for Assistant Vice Presidents. For the unregulated business, the Managing Directors' target level is 50% of base salary and the Vice Presidents' are 30%. The maximum payout is capped at 2 times target. If a Change-In-Control occurs during the annual performance period, the participant will receive a pro rated payout at target.

2004 Long-Term Incentive Program

Our 2004 LTIP for executive officers is designed to deliver one-half of the value of a participant's award in stock options and the remaining one-half in performance shares of Common Stock. The one-half paid in the form of performance shares is dependent upon reaching certain Total Shareholder Return ("TSR") performance targets in three years versus a national peer group of electric and combination utilities. The number of options and performance shares awarded to executive officers is determined utilizing comparisons to officers' long-term incentive values at energy companies similar to our size.

Half of the executive officer LTIP is delivered in the form of contingent performance shares of Common Stock. In 2004 (at the beginning of the three-year 2004-2006 performance cycle), there was a contingent grant of a fixed number of performance shares of Common Stock. The number of shares awarded at the end of the performance cycle (year 2004-2006) is dependent on how Central Vermont's financial performance compares to a national peer group of electric and combination utilities. The financial performance is measured in terms of TSR for the three years, relative to the peer group. The number of shares awarded at the end of the cycle ranges from 0-1.5 times the number of shares targeted in the beginning of the cycle, based on our relative TSR. There is no payout if our relative TSR is below the 40th percentile. Maximum payout is achieved by being in the 75th percentile or higher. Dividends payable with respect to performance shares are reinvested into additional performance shares. Once the award is earned, shares become fully vested. If an employee's employment is terminated mid-cycle due to retirement, death, disability or a Change-In-Control, that employee is entitled to receive a pro rata portion of shares.

On January 10, 2005, performance share awards were made for shares contingently granted in year 2002 for the 2002-2004 performance cycles pursuant to the LTIP design elements. For shares contingently granted before 2004, the maximum potential payout was 2 times the number of shares, achieved if the Company was at the 90th percentile or higher. For the 2002-2004 performance cycle, Central Vermont was in the 81st percentile in terms of TSR resulting in a 1.7 times payout.

The stock option portion of the LTIP award is based on the Stock Option Plan for Key Employees which was approved in 2000 by the stockholders. Stock options are an important component of the Company's strategy for attracting and retaining executives of high caliber and helping to focus management attention on increasing stockholder value. Stock options are granted to executive officers annually upon the recommendation of the Committee. All awards are provided by means of non-qualified stock options which have an exercise price equal to 100% of the Fair Market Value of the Common Stock on the date of the grant. The Committee's policy is that the exercise price of stock options should not be amended after grant, except in the event of a stock dividend, stock split, or other change in corporate structure or capitalization affecting the Common Stock.

For 2004, the named executive officers in the Summary Compensation Table all received performance shares (for 2004 through 2006) and options, with the exception of Mr. Moore. Mr. Moore is not participating in Central Vermont's LTIP because Catamount has its own LTIP based on development and investment performance at Catamount. For the performance cycle ending 2004, the named executive officers in the Summary Compensation table all received performance share payouts, except Mr. Rocheleau who was not an employee in 2002 and therefore did not receive a contingent grant for the 2002-2004 performance cycle. However, Mr. Moore was participating in the Company's LTIP in 2002 and therefore received a payout from the performance shares contingently granted in 2002, for 2002-2004 performance.

2005 Long-Term Incentive Program

Starting in 2005, 25% of the LTIP value will be delivered in the form of stock options, rather than 50%. The other 75% will be in the form of performance shares. Fifty percent (50%) will be performance shares that pay out based on our relative TSR performance as described above, with the minimum contingent grant from a relative TSR in the 40th percentile resulting in a .5 multiplier to a relative TSR in the 30th percentile resulting in a .3 multiplier starting in 2005. The remaining 25% will be performance shares that pay out in three years based on the achievement of key operational measures related to utility earnings, our relative overall customer satisfaction as a percentile of all other electric utilities reported in a JD Powers study, and the performance of our wholly owned subsidiary, Catamount. The range of potential payout remains 0-1.5 times the number of contingent shares plus dividend reinvestment.

Stock Ownership Guidelines

In December 2004, the Committee revised the Company's stock ownership guidelines so that every executive officer is required to achieve an increased ownership stake in Central Vermont that is in relation to his or her salary in accordance with the following guidelines:

Chief Executive Officer	2 x annual base salary
Executive Officers	1 x annual base salary

Officers may count the value of shares owned, shares which are deferred pursuant to the Deferred Compensation Plan, stock owned in the 401(k) Plan, stock options exercised and held, Restricted Stock, stock purchased outright, and Performance Shares awarded. Unexercised stock options are not counted in calculating ownership.

Executive officers have five years in which to meet the new ownership guidelines which the Committee approved in December 2004. Of the named executive officers, Mr. Young, Ms. Gibson, and Mr. Rocheleau do not meet the new guideline yet, since it was doubled from the previous guideline. Mr. Moore is an officer of Catamount Energy Corporation and is not held to this guideline.

Other Perquisites

It is the general policy of the Committee not to compensate executive officers through the use of perquisites, except that a car is provided to the CEO at a value of $1,955 in 2004. There are no other perquisites provided to any executive officer.

Other Compensation Committee Items

Central Vermont intends that compensation paid to its executive officers will be tax deductible. Section 162(m) of the Code, as amended, generally limits the Company's federal income tax deduction for compensation paid in any taxable year to any one of the five highest paid executive officers named in the Summary Compensation Table to $1 million. The limit does not apply to specified types of exempt compensation, including payments that are not included in the employee's gross income, payments made to or from a tax-qualified plan, and compensation that qualifies as qualified performance-based compensation. Under the tax law, the amount of a qualified performance-based award must be based entirely on an objective formula, without any subjective consideration of individual performance. The Committee has carefully considered the impact of this law. As the annual cash compensation of each of our executive officers is below $1 million, the limitation imposed by Section 162(m) is not currently applicable. In addition, the stock options granted under Central Vermont's stock option plans are designed to qualify as exempt qualified performance-based compensation.

The Committee retains the services of an independent expert to advise it with respect to the extent to which its pay practices are consistent with prevailing industry standards. With the assistance of its advisor, it reviews its plans each year to assure that it competitively pays and rewards executives and directors to act in the interests of the stockholders and our customers.

The Committee regularly evaluates its Charter in order to ensure timely compliance with regulatory requirements.

COMPENSATION COMMITTEE MEMBERS:
Timothy S. Cobb, Chair
Robert L. Barnett
Rhonda L. Brooks
Bruce Lisman
Mary Alice McKenzie

CONTRACTS WITH MANAGEMENT

Change-In-Control Agreements

Central Vermont entered into Change-In-Control agreements with Mr. Young and Mr. Kraus on April 5, 2000. They continue in effect until the earlier of (i) the fifth anniversary of such date or (ii) the executive's normal retirement date under the Pension Plan. Commencing on the third anniversary of the date of the agreement, and on each anniversary thereafter, the term of the agreement is automatically extended, absent 60 days prior written notice by the Company, until the earlier of (x) three years from such renewal date or (y) the executive's normal retirement date. They provide that in the event of termination of employment, or a significant change in employment status as defined in the agreement, within three years following a Change-In-Control, Mr. Young and Mr. Kraus will receive 2.999 times their average annual compensation for the preceding five years of service. Certain legal fees and expenses incurred as a result of termination of employment are also covered. Stock options exercised in the two years preceding a Change-In-Control are disregarded for the calculation of gross income to eliminate the potential or appearance of officers exercising options solely to inflate Change-In-Control benefits. There is a conditional gross-up for excise tax on the termination payments under Section 4999 of the Internal Revenue Code only in circumstances where the Change-In-Control benefits are over the Internal Revenue Code 280G limits by more than 10%. Officers also have the option to voluntarily terminate in the 30 day period commencing on the first anniversary of the Change-In-Control and receive Change-In-Control benefits capped at the Internal Revenue Code 280G limit.

The provisions of the agreement do not apply if the executive officer retires, dies, is disabled, voluntarily resigns, or is dismissed for cause following a Change-In-Control (except for the voluntary termination clause described above). Non-qualified stock options and restricted stock not immediately exercisable will become exercisable in the event of a Change-In-Control.

In exchange for agreeing to provide consulting services as requested by the Company for one year and refraining from working in competition with, or for a competitor of the Company for one year, the agreement permits continued participation in and retention of benefits under the Deferred Compensation Plan, Officers' Supplemental Retirement Plan, life insurance, and health and disability plans. In addition, officers with less than 10 years of service are due a lump sum payment equal to the excess actuarial value of pension benefits at age 65 (as if the officer had 10 years of service) versus the value of pension benefits at age 65 that have actually been earned to date. The extent of these provisions depends on an individual's participation, circumstances, age, and years of service, and is specified in each agreement and Plan.

A Change-In-Control under the agreements is deemed to occur if: (1) any person, corporation, partnership, or group acquires 20% or more of the combined voting power of Central Vermont's outstanding securities; (2) there is a change in the membership of the Board of Directors over a period of two consecutive years in which the members of the Board at the beginning of the period cease for any reason to be at least two-thirds of the Board at the end of the period (although this section does not apply if the nomination of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period); (3) a third party acquires ownership or voting power of 10% or more of the outstanding voting securities of the Company, and subsequently is a "public utility holding company" within the meaning of the

Public Utility Holding Company Act of 1935, or the Company loses its exemption from or is required to register under that Act; (4) a reorganization, merger, or consolidation, other than a reorganization, merger, or consolidation following which the individuals and entities that were the beneficial owners of the outstanding voting securities of the Company immediately prior to such reorganization, merger, or consolidation, beneficially own, directly or indirectly, more than 60% of the outstanding voting securities of Central Vermont resulting from such reorganization, merger, or consolidation, in substantially the same proportions as their ownership immediately prior to such reorganization, merger, or consolidation; or (5) a complete liquidation or dissolution of the Company or sale or other disposition by one transaction or a series of related transactions of all or substantially all of the assets of the Company, as determined by the Board, other than a sale or other disposition to a company, which following such sale or other disposition, the individuals and entities that were the beneficial owners of the outstanding voting securities of Central Vermont immediately prior to such sale or other disposition, beneficially own, directly or indirectly, more than 60% of the outstanding voting securities of such company in substantially the same proportions as their ownership in the Company immediately prior to such sale or other disposition.

Change-In-Control agreements with Mr. Moore and Ms. Gibson were entered into on February 12, 2001 and March 7, 2002, respectively. Mr. Moore's and Ms. Gibson's Change-In-Control benefits are the same as described above with the exception that they would receive two times their average annual compensation for the preceding five or fewer years of service. Mr. Rocheleau's Change-In-Control agreement was entered into as of November 17, 2003 and his Change-In-Control benefits are the same as described above with the exception that he will receive one times his average annual compensation for the preceding five or fewer years of service.

Pension Plan

The Pension Plan of Central Vermont Public Service Corporation and Its Subsidiaries (the "Pension Plan") is a defined benefit plan which covers employees, including executive officers. The Company pays the full cost of the Pension Plan.

The table below shows the annual amounts payable under the present provisions of the Pension Plan as amended through December 31, 2004, based on Final Average Earnings described below for various years of service, assuming the employee would retire at age 65 in 2005.

Assumed 5-Year Final Average Earnings	Years of Service				
	15	20	25	30	35
$200,000[1]	$ 48,850	$ 65,134	$ 81,417	$ 97,701	$102,701
220,000	54,100	72,134	90,167	108,201	113,701
240,000	59,350	79,134	98,917	118,701	124,701
260,000	64,600	86,134	107,667	129,201	135,701
280,000	69,850	93,134	116,417	139,701	146,701
300,000	75,100	100,134	125,167	150,201	157,701
400,000	101,350	135,134	168,917	202,701	212,701
500,000	127,600	170,134	212,667	255,201	267,701
600,000	153,850	205,134	256,417	307,701	322,701
640,000	164,350	219,134	273,917	328,701	344,701

(1) Internal Revenue Code Section 401(a) (17) limits earnings used to calculate qualified plan benefits to $160,000 for 1999; $170,000 for 2000 and 2001; $200,000 for 2002 and 2003; and, $205,000 for 2004.

Final Average Earnings is the highest five-year average of consecutive years' compensation over an employee's career with the Company. Compensation for this purpose includes base salary plus MIP incentive awards.

The amounts above are payable for the life of the retiree only, and would be reduced on an actuarial basis if survivor options were chosen. In addition, no Social Security offset applies to amounts above.

The credited years of service at December 31, 2004, under the Pension Plan for the named executive officers in the Summary Compensation Table were as follows: Mr. Young, 17.5 years; Ms. Gibson, 2.7 years; Mr. Kraus, 23.4 years; Mr. Moore, 3.9 years; and, Mr. Rocheleau, 1.1 years.

Officers' Supplemental Retirement and Deferred Compensation Plan

The Officers' Supplemental Retirement and Deferred Compensation Plan (the "SERP") is designed to supplement the retirement benefits available through Central Vermont's Pension Plan to our executive officers. The SERP is a part of the Company's overall strategy for attracting and maintaining top managerial talent.

The Board of Directors approved a redesign of the SERP commencing January 1, 1998 ("Redesigned SERP"). The Redesigned SERP directly coordinates the benefits of the SERP with the Pension Plan (the excess of target pension over basic pension equals supplemental pension). For the Redesigned SERP, the target pension is based on the same formula as the Pension Plan but also restores any amounts restricted by Internal Revenue Service limits under the Pension Plan. The Redesigned SERP also reflects any MIP compensation in calculating the target pension.

When the Board of Directors adopted the Redesigned SERP in January 1998, current executive officers at that time were grandfathered under the previous SERP provisions ("Grandfathered SERP"). Messrs. Young and Kraus are covered under the Grandfathered SERP. Under the Grandfathered SERP, each grandfathered executive officer is entitled to receive, upon retirement at age 65, fifteen annual payments in amounts equal to a specified percentage of the officer's final year's Base Salary (not including variable pay, options, or any other form of remuneration). The applicable percentages for the named executive officers in the Summary Compensation Table are as follows: Mr. Young, 44% and Mr. Kraus, 33%. For grandfathered executive officers, a reduced benefit is available as early as age 55 with ten years of service. A death benefit of $100,000, grossed up for taxes, is also provided to vested retirees covered under the Grandfathered SERP. Grandfathered individuals may participate in the Grandfathered SERP or the Redesigned SERP—whichever provides the greater benefit.

The SERP also specifies retirement benefits upon a Change-In-Control including three additional years of benefit accruals under the basic Pension Plan at the level of compensation for the Plan year immediately preceding the Change-In-Control. A Change-In-Control also triggers eligibility for officers covered under the Grandfathered SERP at the age of 50 regardless of years of service. These benefits are in exchange for a one-year no compete and consulting agreement.

Shown below is the estimated benefit payable under the Grandfathered SERP for the named executive officers in the Summary Compensation Table, assuming they were to retire at age 65, and based on assumed final base pay amounts:

Assumed Final Annual Base Pay $	33% $	44% $
200,000	66,000	88,000
220,000	72,600	96,800
240,000	79,200	105,600
260,000	85,800	114,400
280,000	92,400	123,200
300,000	99,000	132,000
320,000	105,000	140,800
340,000	112,200	149,600
360,000	118,800	158,400
380,000	125,400	167,200
400,000	132,000	176,000
440,000	145,200	193,600

Deferred and Long-Term Compensation

Under the Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation, each non-employee director may elect to defer all or a portion of their annual cash compensation including stock granted as part of their retainer. Eligible executive officers may elect to defer up o 25% of their base salary and may also elect to defer their annual incentive pay and Performance Share Plan awards. Amounts credited accrue interest at a rate equal to the prime interest rate plus 1%, or the rate of return on Central Vermont's stock for the year, including dividends. Eligible participants must make an annual irrevocable election to defer compensation that will be paid, earned, or awarded in the following year. Generally payments will be made in a lump sum cash or annual cash installments upon retirement, resignation or age specific designation by the participant. This is an unfunded, nonqualified, deferred compensation plan.

ITEM 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is comprised entirely of independent directors, is recommending approval of its appointment of Deloitte & Touche LLP as the independent registered public accounting firm for Central Vermont to audit its consolidated financial statement for 2005 and to perform audit-related services, including review of our quarterly interim financial information and periodic reports and registration statements filed with the Securities and Exchange Commission and consultation in connection with various accounting and financial reporting matters. If the stockholders do not approve, the Audit Committee will take such determination into account in its future selection of independent registered public accountants.

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth approximate aggregate fees billed to the Company by Deloitte & Touche LLP from January 1, 2003 through December 31, 2004.

	Fiscal Year Ended	
	2004	2003
	Deloitte & Touche	Deloitte & Touche
Audit Fees[1][2]	$667,200	$321,800
Audit-Related Fees[3]	$110,000	$ 81,800
Tax Fees[4]	$ 38,900	$ 25,700
All Other Fees	$ 0	$ 0
Total Fees	$816,100	$429,300

(1) 2004 includes $391,700 for Sarbanes-Oxley Section 404 work.

(2) 2003 includes fees of $114,000 for the re-audit of 2001 related to the sale of its wholly owned subsidiary, Connecticut Valley.

(3) Includes fees for debt compliance, business transaction and new accounting pronouncement consultations and audits of the Company's wholly owned subsidiaries.

(4) Includes fees for tax planning and tax consulting.

In considering the nature of the services provided by the independent registered public accountants, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent registered public accountants and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002.

The Audit Committee has adopted a pre-approval policy for audit and non-audit services. See Page 26 of this proxy statement for a description of this policy.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On March 3, 2005, the Audit Committee made a determination to engage Deloitte & Touche LLP to serve as the Company's independent registered public accountants for the 2005 calendar year.

The firm of Deloitte & Touche LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for 2004. They have served as the Company's independent registered public accountants since July 22, 2002. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, to be available to respond to appropriate questions, and to have the opportunity to make a statement if they so desire.

We recommend that you vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for Central Vermont for the year 2005.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of four independent directors and operates under a written charter adopted by the Board of Directors. A copy of the charter as amended on February 23, 2004 can be found on the Company's web site at http://www.cvps.com/ethics.shtml.

The Board has annually reviewed the New York Stock Exchange ("NYSE") Listing Standards' definition of independence for Audit Committee members and has determined that each member meets that standard. The Board has affirmatively determined that each member of the Committee is financially literate as defined by the NYSE, and that Robert G. Clarke and George MacKenzie, Jr. are the "Audit Committee Financial Experts" as such term is defined in applicable standards adopted by the Sarbanes-Oxley Act of 2002 and the NYSE.

The Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2004 with management and with the independent registered public accountants, Deloitte & Touche LLP including a discussion of the quality and not only the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee has also discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Committee has received and reviewed the written disclosures and the letter from our independent registered public accountants required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and also have discussed with Deloitte & Touche the issue of its independence from management and the Company.

In accordance with its Charter, the Audit Committee Chair reviewed all 2004 Quarterly Reports on Form 10-Q with management and the independent registered public accountants after completion of the auditor's quarterly procedures in accordance with Statement on Auditing Standards No. 71.

The Committee discussed with the Company's independent registered public accountants the overall scope and plans for their respective audits. The Committee meets with the independent registered public accountants, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

25

In reliance on the reviews and various discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

AUDIT COMMITTEE MEMBERS:

Robert G. Clarke, Chair
Janice B. Case
George MacKenzie, Jr.
Janice L. Scites

PRE-APPROVAL POLICY

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent registered public accountants may be pre-approved. These services may include audit services, audit related services, tax services, and other services. The Audit Committee determines from time to time permitted services that have their general pre-approval. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget and annual review. The Chief Financial Officer reviews all requests for services to be provided by the independent registered public accountants to determine whether such services are included within the list of services that have received the general pre-approval or requires specific pre-approval by the Audit Committee. The Chief Financial Officer shall consult as necessary with the Chair of the Audit Committee in determining whether any particular service has been pre-approved. At each regularly scheduled Audit Committee meeting the Chief Financial Officer presents a report summarizing the services performed by the independent registered public accountants for the year. Audit-related services in the amount of $18,000 for 2004 and $23,000 for 2003 and Tax services in the amount of $38,900 for 2004 and $3,300 for 2003 were provided through the general pre-approval process. The Audit Committee has determined such services are consistent with Securities and Exchange Commission rules on auditor independence. A service which has not received general pre-approval will require specific pre-approval by the Audit Committee before the service can be provided by the independent registered public accountants. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee, who must report to the Audit Committee at its next scheduled meeting any services so approved by him.

By Order of the Board of Directors

ROBERT H. YOUNG
President and Chief Executive Officer

It is important that proxies be voted promptly. Stockholders who do not expect to attend in person are urged to vote either (a) by casting your vote electronically at the Web site listed on your proxy card, (b) vote by telephone, or (c) by signing, dating and returning the accompanying proxy card in the enclosed envelope, which requires no postage if mailed in the United States.

DIRECTIONS TO THE PARAMOUNT THEATRE

From Route 7 (North):
Travel south on US 7, pass through intersection of US 4 and US 7, travel one (1) block to West Street (Business District)—turn right, travel down hill to set of traffic lights at intersection of West Street and Wales Street. Transit Center parking is located midway in next block on left. Exit Transit Center on foot through Center Street exits, Paramount Theatre is directly across from exit doors.

From Route 7 (South):
Travel north on US 7, pass through intersection of US 4 and US 7, travel two (2) miles to West Street (Business District)—turn left, travel down hill to set of traffic lights at intersection of West Street and Wales Street. Transit Center parking is located midway in next block on left. Exit Transit Center on foot through Center Street exits, Paramount Theatre is directly across from exit doors.

From the New York City Area Via New York State Thruway:
New York State Thruway north past exit 24—Albany, NY. I-87 (Northway) north to exit 20, turn left off exit ramp and travel through town of Queensbury, NY. Turn right onto Route 149 east to Fort Ann, NY. Turn left at intersection of Routes 149 and 4. Travel on Route 4 into Vermont to end of Interstate—intersection of Route 7, turn left onto Route 7 north and follow directions from Route 7 (South) above.

From the Boston Area:
Interstate 93 to just north of Concord, NH. Exit onto Interstate 89 north and follow to exit 1 (US 4/Rutland) in Vermont. Follow US 4 to intersection of Route 7 turn left onto Route 7 south traveling one block to West Street and follow directions From Route 7 (North) above.

Via Interstate 95:
I-95 (Connecticut Turnpike) north to Interstate 91. Travel on I-91 just north of Bellows Falls, VT to exit 6 (Rutland). Follow Route 103 to Route 7 north and follow directions From Route 7 (South) above.


N
S
W
E
← ROUTE 7 →
MERCHANTS ROW
WEST STREET
CENTER STREET
WASHINGTON STREET
STRONGS AVENUE
COURT
FEDERAL BUILDING
STATE BUILDING
TRANSIT CENTER PARKING
DEPOT PARK
PARKING DECK
RUTLAND DEPOT
RUTLAND PLAZA PARKING
CENTER STREET ALLEY
CITY HALL
Off-street public parking
Plenty of on-street metered parking

Directions to 75th Anniversary Celebration—CVPS Systems Building:
From the Paramount Theatre, travel east up West Street to Route 7. Turn left on Route 7 north and go approximately 1.1 miles. Turn right at Central Vermont Public Service Corporation sign.